Filed by Keryx Biopharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation:

Keryx Biopharmaceuticals, Inc.

Commission File No.: 000-30929

The following is a copy of a letter sent by Keryx Biopharmaceuticals, Inc. to its strategic partners.

Dear [PARTNER],

I am writing to share some exciting news about Keryx Biopharmaceuticals, Inc. (Keryx) and our work to support the kidney community.

Earlier today, Keryx and Akebia Therapeutics, Inc. (Akebia) announced a definitive merger agreement, creating a new leader in the development and commercialization of therapeutics for patients with kidney disease.

Akebia is a development stage biopharmaceutical company headquartered in Cambridge, Massachusetts. Combining our companies will create a fully integrated renal company with a complementary portfolio comprised of Keryx’s FDA-approved AURYXIA® (ferric citrate) and Akebia’s lead product candidate, vadadustat, an investigational oral hypoxia-inducible factor, or HIF, stabilizer, currently in Phase 3 clinical trials. The companies believe that Auryxia and vadadustat, subject to FDA approval, will have the potential to deliver an all-oral treatment approach for patients with anemia due to CKD.

The merger creates a renal-focused company committed to developing and delivering innovative medicines to people living with kidney disease. We believe the combined organization will become the partner of choice for the renal community and for companies developing renal products. More broadly, the combined company will have the potential to offer therapeutic options to patients across all stages of CKD, including non-dialysis dependent and dialysis dependent patients.

The combined company will be led by John P. Butler, President and Chief Executive Officer of Akebia, who has nearly two decades of executive experience in the commercial renal therapeutic field, including as the leader of Genzyme Corporation’s renal business.

The transaction is expected to close by the end of 2018, subject to customary closing conditions and approval by the shareholders of both companies, and we will continue to update you on key milestones in the transaction and integration process. Our joint press release is attached for reference, and we are available to address any questions you may have.

For the time being, we’re business as usual. We take great pride in our partnership, which has been an important contributor to Keryx’s efforts to treat patients with chronic kidney disease. We look forward to continuing and deepening our partnership as we enter this next chapter of growth.

Thank you,

[POINT OF CONTACT]

Important Information

About Akebia

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

About Keryx

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia and Keryx plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of federal securities laws. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the risk of litigation, including the occurrence and outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) the risk that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger or that certain contractual restrictions contained in the merger agreement during the pendency of the proposed merger adversely affects Akebia’s or Keryx’s ability to pursue business opportunities or strategic transactions; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.